Global Earth Energy, Inc.

1213 Culberth Drive

Wilmington, North Carolina 28405

March 25, 2011

Mr. William H. Demarest IV

Staff Accountant,

Division of Corporation Finance

Securities and Exchange Commission

address100 F Street, N.E.

Washington, StateD.C. 20549

Re:

Global Earth Energy, Inc., Form 10-K and Form 10-K/A for Fiscal Year Ended August 31, 2010, filed December 15, 2010, and January 18, 2011, respectively; File No. 0-31343

Dear Mr. Demarest:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated February 28, 2011, regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

Item 7.  Management’s Discussion and Analysis or Plan of Operation

Results of Operations, page 11 of Form 10-K filed December 15, 2010

1.

Your disclosure under this heading indicates that you will focus on developing and marketing your advisory services.  Please tell us how this relates to your intention to operate a biodiesel plant as discussed in Item 1 or the sale of products under your new business plan as discussed on page 12.

Response:

The advisory services have nothing to do with the biodiesel plant.  The Company is still determining if the biodiesel plant is feasible.  The Company is looking into different types of fuel to produce the biodiesel.

Item 9A(T).  Controls and Procedures, page 18 of Form 10-K/A filed January 18, 2011

2.

It does not appear that your management has completed its assessment of internal control over financial reporting as of August 31, 2010.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

•

The Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).You can find this release at:             http://www.sec.gov/rules/fina1/2007/33-8809.pdf;

•

The Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section /3(a) or I 5(d) of the Securities Exchange Act of1934 (Securities Act Release             8010/Financial Reporting Release 77).  You can find this release at http://sec.gov/rules/intetp/2007/33-8810.pdf; and

•

The “Sarbanes-Oxley Section 404 — A Guide for Small Business” brochure at: (http://www_sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to complete management’s assessment adversely affects the company’s and its shareholders’ ability to avail themselves of rules and forms that are predicated on the current or timely filing             of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at             http://www.sec.gov/divisions/corpfin/guidance/regskinterp.htm.

Response:

The Company’s assessment of internal control over financial reporting is shown on pages 4 and 5 of the amended 10K filing.  The Company determined that internal controls were not effective at a reasonable assurance level.

3.

We note your disclosure related to material weaknesses in your disclosure controls and procedures.  We also note that you have not yet developed a plan to mitigate the material weaknesses.  We further note you indicate in your Form 10-Q filed January 19, 2011, that each of the factors identified in your Form 10-K/A filed January 18, 2011, remain unresolved.  Please tell us whether you have plans to mitigate the material weaknesses and include this disclosure in future filings.

Response:

The Company’s plans to mitigate material weaknesses in disclosure controls and procedures for future filings will be dependent on the Company’s ability to obtain adequate financing to fund development of their financial reporting infrastructure.  At this time it is not cost beneficial for the Company to utilize capital to focus on mitigating financial reporting weaknesses, however the Company expects to implement a plan for remediation of these deficiencies when sufficient funding to implement such a plan is available.  This disclosure is shown on page 5 of the amended 10K.

Item 11.  Executive Compensation, page 27 of Form 10-K filed December 15, 2010

4.

We note you have not provided the Summary Compensation Table in the tabular format specified in Item 402(n) of Regulation S-K. Please confirm that, in future filings, you will provide the Summary Compensation Table in the format specified in Item 402(n) of Regulation S-K.

Response:

The Company has augmented the Summary Compensation Table within the amended 10K to resemble the tabular format indicated in Item 402(n) of Regulation S-K.  Please review revised table added on page 7 of the amended 10K.  In future filings, we will provide the Summary Compensation Table in the format specified in Item 402(n) of Regulation S-K.

5.

Please provide us with a narrative description of the material factors necessary to an understanding of the information disclosed in the Summary Compensation Table; also, include this disclosure in future filings.  Please refer to Item 402(o) of Regulation S-K.

Response:

The Company has disclosed within the amended 10K filing the necessary material factors to understand the information disclosed in the Summary Compensation Table consistent with Item 402(o) of Regulation S-K.  The narrative information now included in the filing consists of all of the necessary information to fully understand the material factors that comprised executive compensation.  Please review the revised disclosures regarding the different components that make up the compensation on page 7 of the amended 10K.  In future filings, we will provide the Summary Compensation Table in the format specified in Item 402(o) of Regulation S-K.

6.

We note you indicate that Sydney Harland received “other annual compensation” of $3,148,583 in 2010 as compared to $247,000 in 2008 and 2009.  Please tell us why Mr Harland’s compensation increased so significantly, in particular given the Company’s net loss in 2010; also include this disclosure in future filings.

Response:

The board of directors determined that it was in the best interest of the Company that Sydney Harland continue to serve the Company as its president and that he be granted stock options for his past services to the Company and as an inducement for him to continue to serve as president.  The board of directors therefore granted Sydney Harland options to purchase 325,000 shares of Class A Preferred Stock, $0.001 par value, each share carrying 200 to 1 voting rights and convertible into common stock on a 200 for 1 basis, at a per share option stock price equal to 200 times the Company’s quoted common stock at the date of the grant.  The value of these options calculated on the Black-Scholes model was $2,793,824.  Mr. Harland was also granted 1,000,000 common stock options as a Board member valued at $75,960.  In future filings, we will provide this disclosure as requested.

Compensation of Directors, page 27 of Form 10-K filed December 15, 2010

7.

Please provide information concerning the compensation of your directors in the tabular format specified in Item 402(r) of Regulation S-K.  Please also refer to Item 402(r)(3) and provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed.  Please include this disclosure in future filings.

Response:

The Company has disclosed within the amended 10K filing the compensation paid to non-employee directors consistent with the recommended format of Item 402(r) of Regulation S-K.  Additional disclosure has also been added regarding material factors necessary to understand the director compensation paid consistent with Item 402(r)(3).  The narrative information now included in the filing consists of the following.  Three non-employee directors were issued options to buy 1,000,000 common shares apiece on May 26, 2010 for serving on the board of directors.  These options have terms of five years, vested upon issuance, and have an exercise price of $0.076 per option.  The fair value of each issuance was calculated to be $75,960 using the Black-Scholes model.  Please review page 8 of the amended 10K.  In future filings, we will provide the requested disclosure.

Employment Agreements, page 28 of Form 10-K filed December 15, 2010

8.

We note you indicate you have entered employment agreements with Ms. Harland, Mr. Harland and Mr. Gorman.  Please tell us the material terms of each named executive officer’s employment agreement, including each individual’s annual compensation and include this disclosure in future filings.

Response:

We have provided the requested information and will continue to do so in all future filings.

Item 12.  Security Ownership of Certain..., page 28 of Form 10-K filed December 15, 2010

9.

We note you indicate in footnote 5 to the table on page 28 of your Form 10-K filed December 15, 2010, that Mr. and Mrs. Harland are married.  As Mr. and Mrs. Harland are related, Mr. Harland may be deemed to beneficially own the shares held by Mrs. Harland.  Please see our Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretation 105.05 and confirm that you will revise your table, as needed, in future filings.  Please tell us how intend to comply.

Response:

We have provided the requested information and will continue to do so in all future filings.

Item 13.  Certain Relationship’s and Related. . ., page 29 of Form 10-K filed December 15, 2010

10.

Please provide us with the information required by Item 407(a) of Regulation S-K.  Please confirm that you will provide this information in future filings.

Response:

We have provided the requested information and will continue to do so in all future filings.

Exhibits, page 21 of Form 10-K/A filed January 18, 2011

11.

We note you indicate on page 20, and throughout the document, that you entered into an employment agreement with Ms. Harland on October 1, 2004.  We further note you indicate that you entered into employment agreements with Mr Harland and Mr Gorman on August 23, 2007.  Please file these employment agreements as Exhibits in future filings, or tell us why you are not required to do so.

Response:

The Management Agreement dated October 1, 2004, between the registrant and Betty Harland, was filed as Exhibit 10.4 to the registrant’s Annual Report on Form 10-KSB on January 30, 2006, Commission File Number 000-31343.  We have filed as exhibits to the 10-K/A the agreements for Messrs. Harland and Gorman, and the amended agreements for Ms. Harland and Mr Gorman.

Signatures, page 23 of Form 10-K/A filed January 18, 2011

12.

Please note that the name of each person who signs the registration statement shall be typed or printed beneath his or her signature.  Please refer to General Instruction D(2)(b) to Form 10-K and confirm that in future filings you will type the name beneath each individual’s signature.

Response:

We have provided the requested information and will continue to do so in all future filings.

13.

Please tell us whether Edmund J. Gorman is also your principal accounting officer or controller.  See General Instruction D(2)(a) of Form 10-K.

Response:

Mr. Gorman is our principal accounting officer, which has been so noted in the 10-K/A.

14.

We note you provide the business experience for Edward J. Gorman, your Chief Financial Officer and Director of the Board, in Item 10, Directors, Executive Officers and Corporate Governance.  We further note your Form 10-K/A is signed by PersonNameEdmund J. Gorman.  Please explain.

Response:

We have corrected the mistake.

Note H.  Discontinued Operations.  page F-13 of Form 10-K filed December 15, 2010

15.

We note your disclosure in your Form 8-K filed May 10, 2011, that the merger with 688239 B.C. was initially accounted for as a reverse acquisition, with 688239 B.C. deemed to be the accounting acquirer.  However, it appears that you have accounted for the transaction as an acquisition with Global Earth Energy, Inc, as the accounting acquirer.  Please clarify for us how you determined which entity was the accounting acquirer and how you determined that the transaction was not a reverse recapitalization.  In your response, please cite the authoritative guidance you relied on in accounting for the transaction.

Response:

Global Earth Energy, Inc. was determined to be the accounting acquirer in the acquisition of 688239 B.C.  The Company referred to SFAS 141R prior to identifying the Company as the accounting acquirer.  SFAS 141R indicates that the Company that issues non-stock consideration or assumes liabilities as a part of a business acquisition is generally considered the accounting acquirer.  In cases where only stock consideration is paid, as was the case for the Company, the accounting acquirer should be identified by evaluating what group retains control subsequent to the acquisition.  Based on there being 1,000,000 preferred Series B shares with 500 to 1 voting rights compared to common stock that were outstanding prior to and after the acquisition, the acquisition resulted in no change in control as control remained with the same group as was in control prior to the acquisition.  Due to the Company not relinquishing control with the transaction they were considered to be the accounting acquirer.  The Company was also considered to be the legal acquirer based on their issuance of securities to obtain the equity interests in the acquired entity 688239 B.C.  Due to the determination that Global Earth Energy was both the legal and accounting acquirer, this transaction was determined to be a business acquisition rather than reverse merger.  Conversely, had 688239 B.C. retained control subsequent to the acquisition, 688239 B.C. would have been deemed to be the accounting acquirer.  Under this scenario, the acquisition would have been considered to be a reverse merger due to the legal acquirer differing from the accounting acquirer.  Based on the actual facts and circumstances, the transaction was accounted for as a business acquisition rather than reverse merger.

The Company acknowledges that the 8-K filed shortly after the acquisition incorrectly referred to the transaction as a reverse merger.  While the details within the 8-K clearly indicate that no change in control would occur from the transaction, the filing improperly concluded that this should be accounted for as a reverse merger.  We have filed an amended 8-K to properly indicate that this transaction is an acquisition and will be accounted for as an acquisition as was done in the subsequent filings.

16.

Please clarify why Melvin Dick has retained the 65,000,000 common shares after the rescission of the merger with 688239 B.C.  In addition, please tell us how you accounted for the rescission, citing the authoritative guidance you relied on in accounting for the transaction.

Response:

Subsequent to issuing the form 10K, Melvin Dick agreed to return 55,000,000 shares out of the 65,000,000 shares originally issued back to the Company. Due to the shares being outstanding at the balance sheet date and not being returned as of the date the 10K was issued, all shares were valued and recorded at fair market value on the date of issuance within the purchase price allocation for the acquisition of 688239 B.C.  Subsequent to the acquisition it was determined that the Company’s control over 688239 B.C. was only temporary based on the decision to rescind the merger.  As the rescission occurred prior to issuance of the 10K, it was determined that as of the balance sheet date the Company effectively lost control over 688239 B.C.  Based on this determination all of the assets and liabilities of 688239 B.C. were deconsolidated consistent with the guidance from ASC 810-10 and a loss of $828,496 was recognized from the deconsolidation.  The 55,000,000 shares that were returned subsequent to the issuance of the 10K will be accounted for prospectively in future financial statements.

Note M — Subsequent Events, page F-16 of Form 10-K filed December 15, 2010

17.

We note that in October 2010, you agreed to issue common stock to Robert Levitt to relieve debt in the amount of $180,000.  Please tell us and disclose in future filings the conversion terms of this agreement.

Response:

The convertible note of $180,000 to Robert Levitt is convertible at a fixed price of $0.001 per share.

18.

We note that on November 22, 2010, you entered into an agreement with Reflora do Brasil, a Brazilian company (RDB), in which you act as a broker for the sale of carbon credits owned by RDB.  It appears that you are accounting for this agreement as an unincorporated joint venture pursuant to ASC 323-30-25.  Please confirm whether our understanding is correct and clarify to us what consideration you gave to accounting for the agreement as a collaborative arrangement under ASC 808-10-45 and how you determined the appropriate method to account for the agreement.

Response:

After reviewing the guidance on joint ventures and collaborative arrangements within ASC 323-30-25 and ASC 808-10-45, the Company has determined that the arrangement with Reflora do Brasil neither meets the criteria of an unincorporated joint venture or a collaborative arrangement.

Based on the guidance from ASC 808-10-45 a joint operating activity is considered to be a collaborative arrangement when there are two or more active participants and the participants are exposed to significant risks and rewards based on the commercial success of the activity.  Reflora do Brasil is not an active participant within the definition of ASC 808-10-45, and does not bear any risk related to the potential failure of the arrangement.  Reflora does not share in the control function of the arrangement as all activity is controlled and directed by the Company.  Reflora’s  only responsibility is to provide carbon credits if a sale occurs.  Due to this, this transaction was not considered to be a collaborative arrangement.

The arrangement with Reflora do Brasil requires that the proceeds of any potential sales of carbon credits are divided up between Reflora and the Company 60:40.  The agreement does not require that Reflora share in any costs associated with the arrangement or put any assets or equity at risk related to the arrangement.  In order for an arrangement to be considered a joint venture both parties would need to share the risks and rewards of the arrangement, and share control over the direction of operating activities.  Due to these functions not being shared, this was not considered to be a joint venture.

The Company acknowledges that this arrangement has been improperly referred to as a joint venture agreement within the footnotes of the previous 10K filing.  While this reference is incorrect, the accounting impact for this arrangement would not have changed through the most recent reporting date whether it was accounted for within normal operations or as a joint venture.  All costs capitalized relating to this arrangement are for future expenses to be incurred and are therefore properly capitalized as prepaid expenses.  All liabilities related to the arrangement were properly accrued for based on the contractual obligations owed.  All expenses associated with the arrangement have been recorded as incurred through the most recent balance sheet date reported on.  Due to this, no material changes are necessary to adjust for this change currently.  The Company has re-phrased the description of the transaction within the subsequent events footnote of the amended 10K to eliminate referring to the arrangement as a joint venture.

In responding to your comments, Global Earth Energy, Inc. acknowledges that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ Sydney A.  Harland

Sydney A.  Harland,

Chief Executive Officer